Exhibit 4.36

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into on April 28, 2008, by and between Randgold Resources Limited, a Company incorporated in Jersey, Channel Islands (the “Company”), and Dennis Mark Bristow (the “Executive”).

WITNESSETH:

WHEREAS, the Company desires to continue to employ the Executive as its Chief Executive Officer and the Executive desires to continue to be employed in such capacity by the Company, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Employment. The Company shall continue to employ the Executive and the Executive shall continue to serve as its Chief Executive Officer on the terms set out in this Agreement (the “Employment”). The Employment under this Agreement shall take effect from January 1, 2008 (the “Commencement Date”).

2. Duties and Extent of Services.

(a) During the Employment, the Executive shall serve as the Chief Executive Officer of the Company. The Executive shall (i) undertake such duties and exercise such powers in relation to the Company, or its subsidiaries or affiliates, and their businesses as the board of directors of the Company (the “Board”) shall from time to time assign to or vest in him; provided that the Board shall ensure that such duties and powers shall not conflict with one another; (ii) in the discharge of such duties and in the exercise of such powers observe and comply with all reasonable and lawful resolutions, regulations and directives from time to time made or given by the Board; and (iii) use his most diligent efforts to properly conduct, improve, extend, develop, promote, protect and preserve the business interest, reputation and goodwill of the Company and its subsidiaries and affiliates. The Executive shall report to the Board and shall at all times promptly give to the Board (in writing, if so requested) all such information and explanations as it requires in connection with matters relating to his employment or with the business of the Company or its subsidiaries or affiliates.

It shall be part of the normal duties of the Executive at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company and subsidiaries and affiliates might be improved, and promptly to give to the Secretary of the Company full details of any invention or improvement which he may from time to time make or discover in the course of his duties, and to further the interests of the Company and the undertakings of its subsidiaries and affiliates with regard thereto. Any such invention or improvement shall be the property of the Company and the Executive shall take all steps as may be necessary and reasonably required by the Company, at the sole expense of the Company, to ensure that the Company obtains complete and exclusive legal title to any such invention or improvement.

(b) The Executive shall be a full-time employee of the Company and shall devote his full business time and most diligent efforts to the duties required of him in the positions described in this Section 2, and in such other positions or offices of the Company or its subsidiaries or affiliates as may be required of him hereunder consistent with such positions. Notwithstanding the foregoing, subject to Section 6, it is understood that Executive’s employment hereunder does not preclude him from (i) serving in any capacity with any civic, educational or charitable organization, or any trade association, (ii) serving, subject to the reasonable approval of the Board, on additional boards of corporations or similar bodies or (iii) managing his personal, financial and legal affairs, so long as such activities do not individually or in the aggregate materially interfere with the performance of his duties or otherwise pose a conflict of interest.

3. Compensation.

(a) Salary. For his services hereunder, the Company shall pay the Executive a base salary of One Million U.S. Dollars ($1,000,000) per annum, subject to review annually thereafter for such increases (but not decreases) as the Board, in its sole discretion, may determine (the “Base Salary”). The Executive’s Base Salary for any year shall be reduced by (i) the contributions payable by the Company in respect of the Executive and his wife and children to the medical aid scheme of which the Executive is a member, all of which shall be for the account of the Company, and (ii) the monthly contributions payable by the Company in respect of the Executive to any pension, Provident or retirement annuity funds nominated by the Executive, all of which shall be for the account of the Company. Base Salary shall be paid in accordance with the regular payroll policies of the Company in effect from time to time.

(b) One Time Bonus. The Company shall pay Executive a one-time bonus of $2,000,000 on the date of execution of this Agreement.

(c) Incentive Bonus Compensation. The Executive shall participate in a bonus scheme in the form attached hereto as Exhibit A (the “Bonus Scheme”).

(d) Restricted Share Awards. Subject to shareholder approval, the Executive shall participate in a restricted share scheme as described in a side letter of even date herewith executed by the Company and the Executive.

4. Benefits.

(a) Standard Benefits. During the Employment, the Executive shall be entitled to (i) participate in any and all benefit programs and arrangements now in effect and hereinafter adopted and made generally available by the Company to its senior officers, including but not limited to, pension plans, Provident or retirement annuity funds, contributory and non-contributory Company welfare and benefit plans, disability plans, and medical, death benefit and life insurance plans, all pursuant to the terms thereof, which benefit programs and arrangements shall in any event provide the Executive with, subject to the insurance company’s requirements, life assurance cover against death in an amount equal to five (5) years Base Salary, which comprises an amount equal to three (3) years’ Base Salary while the Executive is a member of the Company’s Provident Fund and non-contributory cover equal to two (2) years’ Base Salary, payable in US dollars; (ii) receive forty (40) working days paid vacation in each successive period of twelve (12) months commencing on the Commencement Date, to be taken at such times as the Executive may determine with due regard to the business requirements of the Company; the Company hereby acknowledges its continuing obligation with respect to the number of Executive’s carried over vacation days currently reflected in the Company’s records as of the Commencement Date; additional carried over vacation days may be approved by the Board, which approval shall not be unreasonably withheld; and (iii) receive appropriate security and security services at the Executive’s residence at the Company’s cost. Should it become necessary during the Executive’s periods of work anywhere in the world to be evacuated from his place of work for medical reasons, the Company shall arrange for such evacuation and be responsible for the costs thereof.

(b) Expenses and Fees. The Company agrees to reimburse the Executive for (i) all reasonable travel, hotel and other out-of-pocket business expenses incurred by him in the performance of his duties hereunder in accordance with the Company’s business expense reimbursement policies as in effect from time to time and shall pay for two return business class tickets per calendar year from his chosen place of residence to the United Kingdom or Jersey for his immediate family and (ii) all costs and expenses incurred by Executive in connection with his home telephone. The Company requires the Executive to be a member of an appropriate club for various reasons, including the entertainment of clients and customers of the Company, and shall pay the annual membership fees of such club. The Company shall pay the Executive’s membership fees of such professional bodies as the Company deems are required.

5. Termination.

(a) Death. The Executive’s employment shall automatically terminate upon the death of the Executive. In such event, the Executive’s beneficiary or legal representative shall be entitled to (i) all compensation and benefits accrued to the Employment Termination Date, including, without limitation, any earned but unpaid Annual Bonus (as defined in Exhibit A hereto) for the year prior to the year in which termination occurs within 30 days of the Employment Termination Date (as defined below), (ii) payment of a bonus, if any, as shall be determined pursuant to the Bonus Scheme, and (iii) the Executive’s rights and benefits under any other applicable Company plans or programs shall be as determined under such plans or programs, including, without limitation, under the Company’s life insurance policies and the Restricted Share Scheme. In the event of the Executive’s death during the Employment, the Employment Termination Date shall be the date of death. As used herein, the term “Employment Termination Date” means the date on which Employment terminates for any reason.

(b) Disability. If the Executive at any time be incapacitated or prevented by illness, injury, accident or any other circumstance beyond his control from discharging his material duties hereunder for three (3) consecutive months (a “Three Month Disability”) or an aggregate of one hundred eighty (180) or more days during any twelve (12) consecutive calendar months (a “Six Month Disability,” and together with a Three Month Disability, a “Disability”), the Company may by notice in writing to the Executive given at any time so long as the Disability shall continue:

(i) in the event of a Six Month Disability, discontinue payment in whole or in part of the Base Salary on and from such dates as may be specified in the notice until the Disability shall cease so long as Executive is receiving disability insurance payments under the Company’s plan that replace 100% of his Base Salary for such period of discontinuance; or

(ii) in the event of a Three Month Disability or a Six Month Disability, whether or not payment shall already have been discontinued, terminate the Executive’s employment forthwith or on such date as may be specified in the notice (the “Disability Termination Notice”).

The Company will continue to pay Executive his Base Salary in respect of the period of disability prior to any discontinuance or termination under this Section 5(b) but may reduce such amounts by the disability insurance payments received by the Executive pursuant to the Company’s disability plan. In the event the Executive’s employment is terminated by the Company for Disability, the Employment Termination Date shall be the date of the Executive’s receipt of the Disability Termination Notice or such later date as may be specified in the Disability Termination Notice, and Employment shall automatically terminate on such date. The

Executive shall be entitled to (i) any and all compensation and benefits accrued through the Employment Termination Date, including, without limitation, any earned but unpaid Annual Bonus (as defined in Exhibit A hereto) for the year prior to the year in which termination of employment occurs, (ii) payment of a bonus, if any, as shall be determined pursuant to the Bonus Scheme for the year of termination, and (iii) the Executive’s rights and benefits under any other applicable Company plans or programs shall be as determined under such plans or programs, including, without limitation, under the disability policies and the Restricted Share Scheme.

(c) Termination Without Cause. The Company may terminate the Executive’s employment without “Cause” (defined below) for any or no reason at any time by giving the Executive not less than 12 months’ notice in writing or by making a payment in lieu of notice to the Executive in the form set out below. If the Company gives notice to terminate the Executive’s employment without Cause and elects to make payment in lieu of notice and the Executive executes and delivers to the Company a full and unconditional release (that is not subject to revocation) of claims arising out of the Executive’s employment with the Company and the termination of such employment (excluding the Company’s obligations under this Agreement that are intended to survive such a termination) against the Company, its parent entities, affiliates, employee benefit plans and fiduciaries, officers, employees, directors, agents and representatives reasonably satisfactory in form and content to the Company, in which case the Employment Termination Date shall be deemed to be the date of the Executive’s receipt of notice of termination by the Company or such other later date as may be specified by the Company and the Executive shall be entitled to (i) all compensation and benefits accrued to the Employment Termination Date, including, without limitation, any earned but unpaid Annual Bonus (as defined in Exhibit A hereto) for the year prior to the year in which termination occurs;

(ii) a separation allowance, payable in separate, equal installments in accordance with normal payroll practices over a one-year period beginning immediately following the Employment Termination Date (the “Continuation Period”), equal to the sum of (x) Executive’s then Base Salary and (y) the Executive’s then Target Bonus; provided that each of the Company and the Executive intends that Executive’s compensation provided under this Agreement comply with all tax and other laws of applicable jurisdictions and if the Company determines in good faith that the Executive is subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) or any tax equivalent in nature imposed by a taxing authority located outside the United States, the separation allowance payable for the first six months of the Continuation Period in the event of a termination of Executive’s employment under Sections 5(a), 5(b), 5(c) or 5(f) shall be paid to the Executive in a lump sum at the end of such six-month period in accordance with the requirements of Section 409A of the Code (“Section 409A”) (except to the extent any future guidance issued by the Internal Revenue Service under Section 409A does not subject such separation allowance payments to Section 409A), (iii) payment of a pro-rated bonus, if any, as shall be determined pursuant to the Bonus Scheme for the year of termination, and (iv) the Executive’s rights and benefits under any other applicable Company plans or programs shall be as determined under such plans or programs.

(d) Cause. The Company may terminate the Executive’s employment for Cause by written notice to the Executive at any time when Cause exists, in which case the Employment Termination Date shall be the date of the Executive’s receipt of such notice or such later date as may be specified by the Company. No termination for Cause shall occur prior to a meeting of the Board of Directors in which the Executive shall be given an opportunity to be heard, provided that (i) pending such meeting the Board shall have the right to place the Executive on paid suspension and (ii) if the Board confirms that termination is for Cause, the effective date of termination shall be the date written notice of such termination was first delivered to the Executive. If the Executive’s employment is terminated for Cause the Company shall have no further obligations hereunder, except to pay the Executive all compensation and benefits accrued to the Employment Termination Date, provided that Executive shall not be entitled to any unpaid Annual Bonus (as defined in Exhibit A hereto) for the year prior to the year in which termination of employment occurs. The Executive’s right to participate in any of the Company’s retirement, insurance and other benefit plans and programs shall be as determined under such plans and programs. Any unvested Restricted Share Awards shall be forfeited. The Executive’s rights and benefits under any other applicable Company plans or programs shall be as determined under such plans or programs.

For purposes of this Agreement, “Cause” means the Executive’s (i) conviction of or plea of nolo contendere to any felony, (ii) gross negligence in the discharge of his duties, (iii) willful misconduct in the discharge of his duties, (iv) any willful and material breach of any provisions of this Agreement, which breach, if susceptible to cure, is not ended immediately upon written notice, or not cured by Executive within 10 business days following written notice from the Board detailing such breach; or (v) failure to perform his material duties (other than as a result of his Disability) which is either willful or deliberately repeated after written notice from the Board and which failure, if susceptible to cure, is not ended immediately upon written notice, or cured by Executive within 10 business days following written notice from the Board detailing such failure, or (vi) becoming insolvent or making any arrangement or composition with his creditors. No act or failure to act on the Executive’s part will be considered “willful” if done, or omitted to be done by the Executive in good faith and in the reasonable belief that his action or omission was in the best interests of the Company.

(e) Termination by Executive. The Executive may at any time terminate his employment by his voluntary resignation for any or no reason, upon three months’ prior written notice to the Company, in which case the Employment Termination Date shall be the date three months after the Company’s receipt of such notice or such later date as may be agreed to by the Company. If the Executive resigns, the Company shall pay to the Executive any and all benefits and compensation accrued through the Employment Termination Date, including, without limitation, any earned but unpaid Annual Bonus for the year prior to the year in which termination occurs. Any unvested Restricted Share Awards shall be forfeited. The Executive’s rights and benefits under any applicable benefit plans or programs shall be as determined under such plans or programs. Notwithstanding the foregoing, at any time following the Company’s receipt of Executive’s written notice of resignation, the Company may relieve the Executive of any or all of his duties and responsibilities under this Agreement and such action by the Company shall not constitute Good Reason under Section 5(f) below.

(f) Termination by Executive for Good Reason. Notwithstanding the above, the Executive may terminate his employment under this Agreement for Good Reason (defined below) by written notice to the Company, in which case the Employment Termination Date shall be the date of the Company’s receipt of such notice. Any termination of the Executive’s employment for Good Reason pursuant to this clause 5(f) shall be deemed to be a termination by the Company without Cause and shall be controlled by the provisions of Section 5(c) of this Agreement. For purposes of this Agreement, the term Good Reason means (i) any material breach by the Company of any of its obligations under this Agreement, (ii) the Company requiring Executive to relocate his primary residence to a place designated by the Company

(Executive recognizing that he is required to travel on Company business as needed), (iii) any material reduction in the Executive’s title, duties, authority or responsibilities without his consent (for the avoidance of doubt, if the Executive is no longer the Chief Executive Officer of a publicly traded entity, Executive’s responsibilities will be deemed to have been materially reduced), (iv) Executive’s receipt of 12 months’ notice from the Company under Section 5(c) hereof of Company’s intent to terminate Executive’s employment without Cause, or (v) assignment to the Executive without his consent of duties or responsibilities materially inconsistent with his positions and duties described in Section 2 of this Agreement; provided that the Executive may not terminate his employment for Good Reason unless he first gives the Company written notice specifying the Good Reason and the Company does not cure the Good Reason within thirty days after the date of such notice.

(g) Automatic Termination. The Executive’s employment hereunder will automatically terminate (if not already terminated) on the Executive’s 65th birthday.

(h) Effect of Termination. Upon the termination of the Executive’s employment with the Company for any reason, the Company shall have no further obligations hereunder, except (i) as otherwise provided herein, (ii) payment of accrued but not taken vacation time, (iii) reimbursement of business expenses incurred through the date of termination, and upon such termination, the Executive shall be deemed to have resigned immediately from all offices and directorships held by him in the Company or any of its subsidiaries.

6. Certain Covenants.

In consideration of the mutual promises contained herein the Executive agrees as follows:

(a) Confidentiality. In the performance of his duties for the Company anywhere in the world, he will acquire knowledge of the know-how, trade secrets and other confidential information of the Company relating to its and its affiliates’ activities; and derive considerable benefit from the technical and/or business experience which he will obtain from the Company and its affiliates. In order to protect the proprietary interests of the Company and its affiliates, the Executive will not at any time, directly or indirectly, disclose or use for any purpose, except in the good faith performance of the Executive’s duties to the Company, any Confidential Information (as hereinafter defined). As used herein, “Confidential Information” means all trade secrets and all other information of a business, financial, marketing, technical or other nature pertaining to the Company or any of its subsidiaries or affiliates, including information of others that the Company or any its subsidiaries or affiliates has agreed to keep confidential; provided, that Confidential Information shall not include any information that has entered or enters the public domain (other than through breach of the Executive’s obligations under this Section 6), or which the Executive is required to disclose by law or legal process. Upon the Company’s request at any time and for any reason, the Executive shall immediately deliver to the Company all materials (including all copies) in the Executive’s possession which contain Confidential Information, including without limitation all lists of clients or customers, correspondence and all other documents, papers and records which may have been prepared by him or have come into his possession in the course of his employment with the Company. Title and copyright in any such documents, papers and records shall vest in the Company and, where appropriate, any subsidiary or affiliate.

(b) Non-Solicitation. During the Restriction Period (defined below), the Executive will not (unless the written consent of the Company is obtained) directly or indirectly, individually or as a consultant to, or employee, independent contractor, advisor, officer, director, stockholder, partner or other owner or participant in any capacity in any business or entity other than the

Company, solicit or endeavor to entice away from the Company or any its subsidiaries or affiliates, or otherwise interfere with the business relationship of the Company or any subsidiary with any person, business, or entity who is, or was within the one year period immediately prior to the date of termination of his employment with the Company an employee of the Company or any subsidiaries (unless, in the absence of improper solicitation by the Executive, the employment or business relationship with such individual or entity was terminated by the Company other than for cause), a customer or client of, supplier to or other party having material business relations with the Company or any subsidiary. The “Restriction Period” means the period commencing on the Commencement Date and ending on the first anniversary of the date of termination of Executive’s employment with the Company.

(c) Non-Competition. During the Restriction Period, the Executive will not (unless the written consent of the Company is obtained) work directly or indirectly in any capacity or perform any services anywhere in the world (including as a consultant, employee, independent contractor, advisor, officer, director, stockholder, partner, or other owner or participant in any capacity) for any gold mining company. The Executive acknowledges, with the advice of legal counsel, that he understands the foregoing provisions of this Section 6 and that these provisions are fair, reasonable, and necessary for the protection of the Company’s business.

(d) Remedies. Without limiting the remedies available to the Company, the Executive acknowledges that (i) the Company has paid him $2,000,000 ($1,200,000 of which had been previously paid to Executive in connection with his prior agreement to the provisions of subsections (a) and (b) above and $800,000 to be paid on the date of execution of this Agreement in connection with the execution of this Agreement (which is in addition to the one-time bonus paid under Section 3(b) above)) in consideration for the Executive agreeing to the restraints described in Sections 6(a), (b) and (c) above and (ii) a material breach of any of the covenants contained in this Section 6 could result in irreparable injury to the Company for which there might be no adequate remedy at law, and that (A) in the event of such a breach, the Company shall be entitled to institute action against the Executive to recover the aforementioned $2,000,000 payment in the case of a material breach of subsections (a) or (b) and up to $800,000 in the case of a material breach of subsection (c), plus the amount of any subsequent payments made to Executive in consideration of such restraints and (B) in the event of such a material breach or threat thereof, obtain a temporary restraining order and/or a preliminary injunction and a permanent injunction restraining the Executive from engaging in any activities prohibited by this Section 6 or such other equitable relief as may be required to enforce specifically any of the covenants of this Section 6. The foregoing provisions of this Section 6 herein shall survive the termination of this Agreement and shall continue thereafter in full force and effect in accordance with the terms of this Section 6 herein for the periods of time contemplated thereby. Notwithstanding anything to the contrary contained herein, the Executive shall not be required to comply with any provision of Sections 6(b) or (c) following termination of this Agreement if the Company shall have willfully and materially breached the Agreement (without limiting any other remedy available to the Executive).

7. Application of Provisions of Personnel Manuals. The terms and conditions of employment as contained in any of the Company’s personnel policies and manuals are incorporated into this Agreement and the Executive shall be bound by the provisions thereof. The Executive’s entitlement to any benefit other those recorded in this Agreement shall be governed by the appropriate provisions of the Company’s personnel policies and manuals. It is expressly provided that such policies and manuals may be changed, added to and/or deleted from time to time at the discretion of the Company and it is agreed that by accepting these terms and conditions, the Executive hereby accepts any such changes, which will be appropriately communicated to him. In the event of conflict between the provisions of the personnel policies and manuals and the provisions of this Agreement, the provisions of this Agreement shall supersede those contained in the personnel policies and manuals.

8. Deductions and Withholding; 280G. (a) The Executive agrees that the Company or its subsidiaries or affiliates, as applicable, shall withhold from any and all compensation paid to and required to be paid to the Executive pursuant to this Agreement, all Federal, state, local and/or other taxes which the Company determines are required to be withheld in accordance with applicable statutes or regulations from time to time in effect and all amounts required to be deducted in respect of the Executive’s coverage under applicable employee benefit plans. For the purposes of this Agreement and calculations hereunder, all such deductions and withholdings shall be deemed to have been paid to and received by the Executive. The payments provided for herein are intended to comply with the terms of Section 409A or any similar provisions in jurisdictions outside the United States (e.g., that contemplate an excise tax or other penalty). In the event, however, that any such payments are determined by the Company in good faith to be subject to 409A or such similar law, then the Company will make such adjustments as are reasonably required to comply with such section or other law, including delaying any such payments that would have been required to be paid to the Executive pursuant to this Agreement during the first six months following the termination of the Executive’s employment until the end of such six-month period in accordance with the requirements of Section 409A.

(b) Gross Up Payment.

(1) Excess Parachute Payment. In the event it shall be determined that any payment or distribution or benefit received or to be received by the Executive pursuant to the terms of this Agreement or any other payment or distribution or benefit made or provided by the Company or any of its affiliates, to or for the benefit of the Executive (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code (or any tax equivalent in nature imposed by any other taxing authority outside the United States on Executive’s compensation because such compensation arises out of or in connection with the occurrence of a change in control transaction), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the above, the Gross-Up Payment shall not include interest and penalties if the Executive fails to (A) file any applicable tax return by such return’s due date, (B) make any payments to the appropriate tax authority by the date such payments are due, or (C) report Payments to the applicable tax authorities in a manner consistent with the manner in which Tax Counsel (defined below) determines the calculation of the Payments and/or the Gross Up Payment.

(2) Determination of Gross Up Payment Amount. The determination of whether the Excise Tax is payable and the amount thereof will be based upon the opinion of tax counsel (“Tax Counsel”) selected by the Executive and reasonably approved by the Company, which approval will not be unreasonably withheld or delayed. If such opinion is not finally accepted by the Internal Revenue Service (or other applicable (including, without limitation, state or local) taxing authorities), then appropriate adjustments to the Excise Tax will be computed and additional Gross Up Payments will be made in the manner provided by this Section 8(b).

(3) Payment. The Company will pay the estimated amount of the Gross Up Payment in cash to the Executive at the time specified in this Agreement. The Executive and the Company agree to reasonably cooperate in the determination of the actual amount of the Gross Up Payment. Further, the Executive and the Company agree to make such adjustments to the estimated amount of the Gross Up Payment as may be necessary to equal the actual amount of the Gross Up Payment, which in the case of the Company will refer to refunds of prior overpayments by the Company and in the case of the Executive will refer to additional payments to the Executive to make up for prior underpayments..

9. Domicilium; Notices. The parties hereto respectively choose domicilium citandi et executandi for all purposes of and in connection with this Agreement as follows:

the Company:	Randgold Resources Limited
La Motte Chambers
St. Helier
Jersey, Channel Islands

the Executive:	Dennis Mark Bristow
La Motte Chambers
St. Helier
Jersey, Channel Islands

Any notice to any party shall be addressed to it at its domicilium as aforesaid and either sent by pre-paid registered post, delivered by hand, or sent by telefax transmission. In case of any notice:

(a)	delivered by hand, it shall be deemed to have been received, unless the contrary is proved, on the date of delivery, provided such date is a business day, otherwise on the following business day;
(b)	sent by pre-paid registered post it shall be deemed to have been received, unless the contrary is proved, on the seventh business day after posting; and
(c)

sent by telefax transmission, shall be deemed to have been received on the same day, provided such day is a business day, otherwise on the following business day. The party giving notice by telefax transmission shall have the onus of proving that the telefax was received by the addressee.

Any party shall be entitled by notice to the other, to change its domicilium provided that the change will become effective only five (5) business days after service of the notice in question. For purposes hereof, “business day” means any day other than a Saturday, Sunday or public holiday.

A copy of any notice sent to the Company in accordance with this Section 9 shall be sent to the following addresses as well:

Paul Gadd, Esq.

Ashurst LLP

Broadwalk House

5 Appold Street

London EC2A 2HA UK

and

Steven I. Suzzan, Esq.

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, NY 10103-3198

USA.

A copy of any notice sent to the Executive in accordance with this Section 9 shall be sent to the following address as well:

Bonnie Klugman, Esq.

Becker, Glynn, Melamed & Muffly LLP

299 Park Avenue

New York, NY 10171

USA.

10. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein, and it supersedes all prior negotiations, discussions, understandings or agreements between the parties with respect to its subject matter, including without limitation the Fifth Contract of Employment dated January 31, 2005 (the “Prior Agreement”), between the Company and the Executive (other than the provisions regarding the Executive’s bonus for the period ending March 31, 2008 which shall continue to apply until payment of the bonus for such period), provided that this Agreement does not affect the prior equity agreements (and the Schemes under which they were granted) executed by the Executive, which shall remain in full force and effect. Exhibit A attached hereto is a part of this Agreement and is incorporated herein by reference. Each of the Company and the Executive acknowledge that the side letter referenced in Section 3(d) of this Agreement describing the Restricted Share Scheme is not a part of this Agreement and shall exist as a separate agreement between the Company and the Executive.

11. Waiver. The excuse or waiver of the performance of any obligation under this Agreement shall only be effective if evidenced by a written statement signed by the party giving the excuse or waiver (which in the case of the Company shall mean a duly authorized representative of the Company). No delay in exercising any right or remedy shall constitute a waiver thereof, and no waiver by the Company or the Executive of the breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding breach of the same or any other covenant or condition of this Agreement.

12. Governing Law: Jurisdiction. The interpretation and enforcement of this Agreement shall at all times be governed by Jersey law prevailing from time to time, and the parties hereto hereby consent and submit to the jurisdiction of the Courts of Jersey in all matters arising from or concerning this Agreement. The Company shall reimburse the Executive for reasonable legal fees in the event of an action brought by the Executive or the Company hereunder (or under any of the agreements referred to in Section 10 above) if the Executive has prevailed on any material issue.

13. Assignability. The obligations of the Executive hereunder may not be delegated and, except with respect to the designation of beneficiaries in connection with any of the benefits payable to the Executive hereunder, the Executive may not, without the Company’s written consent, assign, transfer, convey, pledge, encumber, hypothecate or otherwise dispose of this Agreement or any interest herein. Any such attempted delegation or disposition shall be null and void and without effect. The Company and the Executive agree that this Agreement and all of the Company’s rights and obligations hereunder may be assigned or transferred by the Company to and shall be assumed by and be binding upon any successor to the Company. The term “successor” means, with respect to the Company or any of its subsidiaries, any corporation or other business entity which, by merger, consolidation, purchase of the assets or otherwise acquires all or a material part of the assets of the Company.

14. Severability. Each provision hereof is intended to be severable and the invalidity or illegality of any portion of this Agreement shall not affect the validity or legality of the remainder.

15. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. In the event of the death of Executive, the Executive’s rights to further compensation, benefits or other emoluments hereunder shall inure to the benefit of the Executive’s estate.

16. Amendment. This Agreement may be amended only by a written instrument executed by the Company and the Executive.

17. Headings. All headings herein are inserted for convenience and ease of reference purposes only and are not to be considered in the construction or interpretation of this Agreement.

18. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall for all purposes constitute one (1) agreement which is binding on all of the parties hereto.

19. Legal Fees. The Company shall reimburse the Executive for the reasonable expenses of his counsel in drafting and negotiating this Agreement on an after tax basis, to the extent applicable.

20. Indemnification. The Company shall, whether during or after his employment with the Company and to the maximum extent permitted by law, indemnify and hold Executive harmless against, and shall purchase and maintain director and officer indemnity insurance on behalf of Executive for, expenses, including reasonable attorneys fees (the attorney to be selected by Executive), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding or claim (or threatened proceeding or claim) arising by reason of Executive’s employment by the Company. The Company shall advance to Executive any expense incurred in defending any such proceeding or claim (or threatened proceeding or claim) to the maximum extent permitted by law.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

RANDGOLD RESOURCES LIMITED

By:	/s/ Phillippe Liétard
Name: Philippe Liétard
Title: Chairman

/s/ Dennis Mark Bristow
Dennis Mark Bristow

EXHIBIT A

BONUS SCHEME

The Executive shall be entitled to be paid a bonus (an “Annual Bonus”) in respect of the Employment Agreement dated    , 2008 (the “Employment Agreement”), between him and the Company, with regard to the period commencing January 1, 2008 and ending on December 31, 2008, and thereafter in respect of each subsequent twelve (12) month period of employment with the Company (each, a “Bonus Year”), based on Executive and Company achievement of certain performance targets to be proposed annually by the Executive, reviewed by the remuneration committee of the Board of Directors of the Company in close consultation with the CEO and finally determined by the remuneration committee in the reasonable exercise of its business judgment. If the overall performance by the Company and the Executive (the “Combined Performance”) meets 80% of the overall Performance Targets, then the Executive shall be entitled to a threshold Annual Bonus equal to 120% of Base Salary. The amount of the Annual Bonus shall increase linearly for Combined Performance in excess of 80% of overall target such that at 100% of overall target performance Executive’s Annual Bonus shall equal 150% of Base Salary (“Target Bonus”). The Executive may achieve a total Annual Bonus equal to 300% of Base Salary for the achievement of extraordinary results, which shall be the maximum (“Maximum Bonus”). The actual amount of each Annual Bonus shall be proposed by the Remco and determined by the Board based on its reasonable evaluation of Combined Performance against the Performance Targets for such Bonus Year; provided that the quantitative Performance Targets shall be based upon the Company’s audited financial statements. Payment of each Annual Bonus, beginning with the Annual Bonus for the period ending December 31, 2008, shall be made at the same time that other senior executive officers of the Company receive their annual bonus awards. Notwithstanding the foregoing, the Executive’s right to a bonus for the period beginning April 1, 2007 and ending March 31, 2008 under the Fifth Contract of Employment dated January 31, 2005 (the “Prior Agreement”), between the Company and the Executive, shall continue and such bonus shall be paid in accordance with the terms of the Prior Agreement.

In the event of Executive’s death or the termination of his employment as a result of his Disability or by the Company without Cause (for the avoidance of doubt, which shall also apply to a termination by the Executive for Good Reason) as provided under Section 5(a), Section 5(b) and Section 5(c), respectively, of the Employment Agreement, the Executive shall be entitled to the payment of a bonus for the Bonus Year in which such death or termination occurs, determined and based on actual performance for that year against the individual and Company goals for that Bonus Year, pro-rated to reflect the number of days employed by the Company during the such Bonus Year, such amount to be paid within two and a half months following the end of such Bonus Year.

A-2